[JACOBS ENGINEERING GROUP INC.]

March 30, 2009

Rufus Decker

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:	Your Letter Dated February 24, 2009 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Fiscal Year Ended September 30, 2008
(“2008 Form 10-K”) and
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
(the “Comment Letter”)

Dear Mr. Decker:

Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate Staff’s comments as well as the opportunity this process provides to improve the content of our public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the referenced filings, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold italicized text. In response to the Comment Letter, the Company offers the following responses:

General

1.	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: To the extent a comment requests additional disclosures or other revisions, such additional disclosures or revisions are set forth in the related response. Where indicated, the requested disclosures or revisions will be included in our future filings.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 34

2.	Comment: Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis for the underlying assumptions regarding your pensions. Please provide quantitative as well as qualitative disclosures. For example, if reasonably likely changes in the expected rate of return, discount rate or other assumptions used in accounting for your pension plan would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. See Section V of SEC Interpretive Release No. 33-8350 – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: We agree with Staff’s comment. Provided below is the draft additional disclosure addressing the potential effects of changes in assumptions used to calculate the value of our pension plans assets and liabilities, and the periodic pension cost for the fiscal year ended September 30, 2008. We will include similar disclosures in our future Form 10-K filings.

Sample Additional Disclosure Using 2008 Form 10-K Information

The actuarial assumptions used in determining the funded statuses of the plans are provided in Note 7 of Notes to Consolidated Financial Statements beginning on page F-17 of this 2008 Form 10-K. Such assumptions represent the Company’s best estimate of future events, and can have a significant impact on the reported pension valuation. For example, if the discount rate were to increase (decrease) by 0.25% the Company’s net pension benefit obligation would decrease (increase) by approximately $40 million, and the net periodic pension cost for fiscal 2008 would have been lower (higher) by approximately $6 million. Similarly, if the expected return on plan assets were to increase (decrease) by 0.25%, the net periodic pension cost for fiscal 2008 would decrease (increase) by approximately $2 million.

3.	Comment: Please enhance your disclosure of your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Response: There were no material assumptions made in determining our effective income tax rate for fiscal year 2008, nor for accounting for income taxes in general. Although we make certain estimates in accounting for income taxes, these estimates are likewise not material to the consolidated income tax provision, and there has been no material impact to the Consolidated Financial Statements as a result of actual results differing from the estimates. However, if in the future we make material assumptions in our accounting for income taxes, we will consider the guidance issued by the Commission.

4.	Comment: In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

You disclose that you use various valuation techniques to estimate the fair value of your reporting units. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the techniques used differ, the assumed benefits of a valuation prepared under each technique, and why management selected these techniques as being the most meaningful in preparing the goodwill impairment analyses;

•	How you weight each of the techniques used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response: We share Staff’s interest in providing readers with meaningful information relating to those judgments of management that have a material effect on our Consolidated Financial Statements, including those relating to accounting for goodwill and intangible assets.

Although we disclose in our 2008 Form 10-K that we may apply various valuation techniques in determining the fair value of our reporting units, we in fact used a single valuation methodology for all periods covered by that report. Management selected this technique because it felt the technique more accurately estimates the fair value of the reporting units. The valuation technique multiplies the pre-tax earnings of each reporting unit for the trailing twelve months by the average earnings multiple of the Company’s common stock over the earnings period evaluated. The fair values are then compared to the carrying value of each reporting unit to determine if there is an indication of goodwill impairment. For the periods covered by this report there was no indication of impairment.

Results of Operations, page 36

5.	Comment: Please revise your disclosure to provide a comprehensive discussion of the business reasons for the changes between periods in the direct costs of contracts and selling, general and administrative expense line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a) of Regulation S-K.

Response: We believe our discussion of the changes in direct costs of contracts and selling, general and administrative (“SG&A”) expenses included in MD&A meets the requirements of Item 303(a) of Regulation S-K, and, when read in conjunction with the rest of the 2008 Form 10-K, provides an adequate discussion of these matters. However, in an effort to enhance the reader’s understanding of these matters, we propose consolidating those disclosures into one location in the MD&A of our future filings. As an illustration of that consolidation, the following disclosure would replace the three consecutive paragraphs beginning with the seventh full paragraph under “Fiscal 2008 Compared to Fiscal 2007” beginning on page 37 of our 2008 Form 10-K.

Sample Revised Disclosure Using 2008 Form 10-K Information

Direct costs of contracts for fiscal 2008 increased $2.3 billion, or 31.1%, to $9.5 billion, compared to $7.3 billion for fiscal 2007. The level of direct costs of contracts may fluctuate between reporting periods due to a variety of factors including the amount of pass-through cost we incur during a period. On those projects where we are responsible for subcontract labor or third-party materials and equipment, we reflect the amounts of such items in both revenues and costs (and we refer to such costs as “pass-through costs”). On other projects, where the client elects to pay for such items directly and we have no associated responsibility for such items, these amounts are not considered pass-through costs and are, therefore, not reflected in either revenues or costs. To the extent that we incur a significant amount of pass-through costs in a period, our direct cost of contracts are likely to increase as well.

Pass-through costs for fiscal 2008 increased $770.7 million, or 28.1%, to $3.5 billion, compared to $2.7 billion for fiscal 2007. In general, pass-through costs are more significant on projects that have a higher content of field services activities. Field services revenues for fiscal 2008 increased $1.3 billion, or 31.1%, to $5.4 billion, compared to $4.0 billion for fiscal 2007. Pass-through costs are generally incurred at a specific point in the lifecycle of a project and are highly dependent on the needs of our individual clients and the nature of the clients’ projects. However, because we have hundreds of projects which start at various times within a fiscal year, the effect of pass-through costs on the level of direct costs of contracts can vary between fiscal years without there being a fundamental or significant change to the underlying business.

As a percentage of revenues, direct costs of contracts were 84.6% for fiscal 2008, compared to 85.7% for fiscal 2007 (for the remainder of this MD&A, we refer to this percentage relationship as the “DC%”). The relationship between direct costs of contracts and revenues will fluctuate between reporting periods depending on a variety of factors including the mix of business during the reporting periods being compared as well as the level of margins earned from the various types of services provided. Generally speaking, the more procurement we do on behalf of our clients (i.e., where we purchase equipment and materials for use on projects, and/or procure subcontracts in connection with projects) and the more field services revenues we have relative to technical, professional services revenues, the higher the DC% will be. Because revenues from pass-through costs typically have lower margin rates associated with them, it is not unusual for us to experience an increase or decrease in such revenues without experiencing a corresponding increase or decrease in our gross margins and operating profit. The decrease in the DC% in fiscal 2008 as compared to last year was due primarily to a slight increase in the margin rates earned on our technical professional services revenues.

SG&A expenses for fiscal 2008 increased by $322.0 million, or 41.9%, to $1.1 billion, compared to $769.4 million for fiscal 2007. Our SG&A expenses typically fluctuate as a result of changes in head count and the spending required to support our technical professional services revenues, which typically require additional overhead costs. Therefore, as our technical professional services revenues increase, we typically incur higher SG&A expenses. The increase in SG&A expenses was partially due to the business growth we experienced in fiscal 2008, particularly in support of the 33.3% increase in technical professional services area of our business. Also contributing to the increase in SG&A expenses was the acquisition in November 2007 of Carter & Burgess. It is not practicable to isolate the increases in direct costs of contracts and SG&A expenses relating to that acquisition as it has been largely integrated into our other operations.

Liquidity and Capital Resources, page 34

6.	Comment: Please enhance your disclosures to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that there was a $172.4 million decrease relating to the timing of cash receipts and payments within [your] working capital accounts.”

Response: We believe our discussion of the changes in cash flows from the Company’s operating activities included in MD&A meets the requirements of Item 303(a) of Regulation S-K, and, when read in conjunction with the rest of the 2008 Form 10-K, provides an adequate discussion of these matters. However, in an effort to enhance the reader’s understanding of these matters, we propose modifying our discussion in future filings to include certain aspects of operations that are described elsewhere in the 2008 Form 10-K. As an illustration of this modification, the following discussion would replace the third paragraph under “Liquidity and Capital Resources” on page 42 of our 2008 Form 10-K:

Sample Revised Disclosure Using 2008 Form 10-K Information

Our operations provided net cash of $313.4 million during fiscal 2008. This compares to net cash inflows of $360.9 million and $223.5 million during fiscal 2007 and 2006, respectively. The $47.5 million decrease in cash provided by operations in fiscal 2008 as compared to fiscal 2007 was due primarily to the following factors:

•	a $172.4 million decrease relating to changes in our working capital accounts (discussed below);

•	a $17.1 million decrease relating to higher stock based compensation (including the related excess tax benefits); and,

•	$10.6 million of gains relating to sales of investments and other assets (the cash flows from which are reclassified to the investing section within our Consolidated Statements of Cash Flows).

These decreases in cash flows from operations were offset in part by the following:

•	a $133.6 million increase in net earnings;

•	a $14.0 million increase in depreciation and amortization of property, equipment and improvements; and,

•	a $3.4 million increase in the amortization of intangible assets.

With respect to the $172.4 million decrease in cash flows relating to changes in our working capital accounts, there was no unusual activity occurring in these accounts during fiscal 2008. Rather, the decrease was due to the timing of cash receipts and payments within our working capital accounts and is not indicative of any known trend or fundamental change to the underlying business.

Because such a high percentage of our revenues are earned on cost-plus type contracts (86% and 88% of total revenues for fiscal 2008 and 2007, respectively), and due to the significance of revenues relating to pass-through costs, most of the costs we incur are included in invoices we send to clients. Although we continually monitor our accounts receivable, we manage the operating cash flows of the Company by managing the working capital accounts in total, rather than by the individual elements. The primary elements of the Company’s working capital accounts are accounts receivable, accounts payable, and billings in excess of cost. Accounts payable consists of obligations to third parties relating primarily to costs incurred for projects which are generally billable to clients. Accounts receivable consist of billings to our clients — a substantial portion of which is for project-related costs. Billings in excess of cost consist of billings to and payments from our clients for costs yet to be incurred. This relationship between revenues and costs, and between receivables and payables is unique for our industry, and facilitates reviews at the total, working capital level.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk, page 44

7.	Comment: Please revise your disclosure to provide a more comprehensive discussion of the information required by Item 305 of Regulation S-K regarding your foreign currency risk. See Section 507.02 of the Financial Reporting Codification for additional guidance.

Response: The disclosures required by Item 305 of Regulation S-K are intended to explain a Company’s exposures to market risk associated with derivative financial instruments, other financial instruments, and derivative commodity instruments. We believe our disclosure provides the pertinent information regarding our exposure to market risk for the derivative financial instruments held by the Company.

The fair value of the exchange rate sensitive instruments we own are not material to the Consolidated Financial Statements, and the potential for near-term losses in future earnings is not likely based on our regular assessment of whether such instruments are highly effective in offsetting the changes in the fair value of future cash flows. As required in Item 305 of Regulation S-K, we disclose in Item 7A of our 2008 Form 10-K the types of instruments held, their contractual terms, notional amounts, and expected maturity dates. We also disclose the fair value of the instruments and where the fair value is included in our financial statements.

The information presented in the first paragraph under “Foreign Currency Risk” of Item 7A is intended to explain how the Company mitigates its risk relating to foreign currencies. We believe this information is meaningful and appropriate within the guidance of 507.02 of the Financial Reporting Codification.

However, we will continue to review our discussion of market risk in future Form 10-K filings and modify our qualitative and quantitative disclosures in the future, as necessary, as circumstances require.

Financial Statements and Supplementary Data

General

8.	You made references on pages 35, F-12 and F-24 to the use of actuaries to assist in valuing the financial position of pension plans and to assist in determining the level of reserves to establish for insurance-related claims. Please tell us the nature and extent of the actuaries’ involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933. If these actuaries are experts, you must delete your reference to them or name the parties.

Response: We agree with Staff’s comment and will, in future filings, delete any references to actuaries performing these services as experts.

Note 7 – Pension Plans, page F-17

9.	It is not clear how your current disclosures regarding your pension plans meet the requirements of paragraph 7 of SFAS 158. Please advise or revise accordingly.

Response: The following sample additional disclosure provides the required elements of paragraph 7 of SFAS 158. This disclosure will be provided in future 10-K filings:

Sample Additional Disclosure Using 2008 10-K Information

The following table presents the amounts recognized in accumulated other comprehensive income at September 30, 2008 and 2007 (in thousands):

	2008	2007
Arising during the period:
Net actuarial loss	$99,911	$19,349
Prior service cost	1,865	378

Total	101,776	19,727
Reclassification adjustments:
Net actuarial loss	(1,113)	—
Prior service cost	(88)	—

Total	(1,201)	—

Grand Total	$100,575	$19,727

The following table presents those amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic pension cost at September 30, 2008 and 2007 (in thousands):

	2008	2007
Net actuarial loss	$118,147	$19,727
Prior service cost	2,155	—

Total	$120,302	$19,727

Approximately $6.2 million of the amounts in accumulated comprehensive income, of which $5.9 million relates to the net actuarial loss, will be amortized against earnings as part of our net periodic pension cost in fiscal 2009.

Note 10 – Commitments and Contingencies, and Derivative Financial Instruments, page F-22

10.	Comment: We note that your leases provide for additional rental based on escalation in operating expenses and real estate taxes. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response: We agree with Staff’s comment and will modify, in future filings, our disclosures under Significant Accounting Policies in the Notes to Consolidated Financial Statements in future Form 10-K filings to include the following:

In accordance with SFAS 13 as amended, and other applicable authoritative accounting literature, we recognize rent expense, inclusive of landlord concessions and tenant allowances, over the lease term on a straight-line basis. We also recognize rent expense on a straight-line basis for leases containing fixed escalations and rent holidays. Contingent rentals are included in expense as accruable.

*   *   *   *   *

We hope this response has addressed all of Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration